UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. dated July 25, 2013: Star Bulk Completes Backstopped Equity Rights Offering And Raises $80 Million.

Exhibit 1

STAR BULK COMPLETES BACKSTOPPED EQUITY RIGHTS OFFERING AND RAISES $80 MILLION

ATHENS, GREECE, July 25, 2013 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (NASDAQ: SBLK), announced today the successful completion of the Company’s previously announced $75 million backstopped equity rights offering and concurrent private placement. Due to the level of participation by existing shareholders, back stop providers were issued the minimum amounts under their purchase commitments and the total gross proceeds of this capital raising transaction increased to approximately $80.1 million.

The rights offering expired on July 19, 2013 and was backstopped by certain existing shareholders and other investors, including investment funds managed by Oaktree Capital Management L.P., investment funds managed by Monarch Alternative Capital LP, BlueShore Global Equity Fund L.P., Far View Partners L.P. and certain of the Company’s directors and executive officers. As a result of the participation by the existing shareholders in the rights offering and the terms of agreement with the entities backstopping the rights offering, the Company issued an aggregate of 15,338,861 common shares in the rights offering and in a private placement pursuant to the transactions described in the Company’s registration statement on Form F-1 that was initially filed with the Securities and Exchange Commission on May 2, 2013.

The Company has agreed to use the net proceeds from this offering to enhance liquidity and to partially fund the purchase price of our previously announced newbuilding program, which consists of contracts for the construction of two fuel-efficient 180,000 dwt Capesize drybulk carriers and two fuel-efficient 60,000 dwt Ultramax dry bulk carriers.

Spyros Capralos, President and CEO of Star Bulk, commented: “This is a milestone for Star Bulk that has allowed us to enter into newbuilding orders to expand our fleet with modern fuel efficient ships at very attractive prices. The offering validates the confidence from our existing shareholders and new investors in the Company and our strategy. We are pleased to welcome Oaktree Capital Management and Monarch Alternative Capital to our group of new shareholders. We believe that our strategy will enable us to create value for our shareholders.”

Evercore Partners served as the financial advisor to the Company for the rights offering and the private placement offering.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Market under the symbol "SBLK". Currently, Star Bulk has an operating fleet of thirteen dry bulk carriers. The total fleet consists of five Capesize and eight Supramax dry bulk vessels with a combined cargo carrying capacity of 1,290,602 deadweight tons. The average age of our current operating fleet is approximately 10.5 years. Additionally, we have five third-party dry bulk vessels under our management, consisting of one Capesize vessel, two Supramax vessels and two Panamax vessels and we have been sub-contracted for certain management services, including crewing, purchasing and insurances, for seven product tankers. The total combined cargo carrying capacity of these vessels amounts to 760,218 deadweight tons. We have also entered into agreements for the construction of two 180,000 deadweight ton, fuel efficient, Capesize drybulk vessels to be delivered in Q4 2015 and Q1 2016, respectively, and letters of intent for the construction of two 60,000 deadweight ton, fuel efficient, Ultramax drybulk vessels to be delivered in 2015.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable whenmade, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:

Simos Spyrou

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.

40 Ag. Konstantinou Av.

Maroussi 15124

Athens, Greece

www.starbulk.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: July 26, 2013	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President